                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D


                   Under the Securities Exchange Act of 1934*


                          Vista Energy Resources, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   928350 10 7
                                 (CUSIP Number)

                              Richard L. Covington
                           777 Main Street, Suite 2250
                              Fort Worth, TX 76102
                                 (817) 338-9235
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 28, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 928350 10 7                SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------
(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            NATURAL GAS PARTNERS III, L.P.

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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                    (a)  [ ]
                                                                                                             (b)  [ ]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                                                            OO (SEE ITEM 3)

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                         [ ]

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(6)   Citizenship or Place of Organization      NATURAL GAS PARTNERS III, L.P. IS A LIMITED PARTNERSHIP
                                                FORMED UNDER THE LAWS OF THE STATE OF DELAWARE

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      Number of                    (7)      Sole Voting Power                                             8,417,569(1)
      Shares Bene-                 -----------------------------------------------------------------------------------
      ficially                     (8)      Shared Voting Power                                                   0
      Owned by                     -----------------------------------------------------------------------------------
      Each                         (9)      Sole Dispositive Power                                        8,417,569(1)
      Reporting                    -----------------------------------------------------------------------------------
      Person With                  (10)     Shared Dispositive Power                                              0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                        8,417,569(1)

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                        [ ]

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(13)  Percent of Class Represented by Amount in Row (11)                                                     42.3%(2)

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(14)  Type of Reporting Person (See Instructions)                                                                PN

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

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         (1) As exercised through its sole general partner, Rainwater Energy
         Investors, L.P., a Delaware limited partnership, as exercised through its sole general partner, GFW III, L.L.C.

         (2) Based on the 16,373,629 shares of Common Stock outstanding as of October 28, 1998 (as reported in the Issuer's Registration Statement on Form S-4, as amended, filed with the Securities and Exchange Commission) plus the 3,521,841 shares issuable upon exercise of the Vista Warrants described herein.



                                     Page 2

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CUSIP NO. 928350 10 7                SCHEDULE 13D

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(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            RAINWATER ENERGY INVESTORS, L.P.

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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                    (a)  [ ]
                                                                                                             (b)  [ ]

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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                                                            OO (SEE ITEM 3)

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                         [ ]

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(6)   Citizenship or Place of Organization      RAINWATER ENERGY INVESTORS,  L.P. IS A LIMITED  PARTNERSHIP  FORMED
                                                UNDER THE LAWS OF THE STATE OF DELAWARE

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      Number of                    (7)      Sole Voting Power                                             8,417,569(3)
      Shares Bene-                 -----------------------------------------------------------------------------------
      ficially                     (8)      Shared Voting Power                                                   0
      Owned by                     -----------------------------------------------------------------------------------
      Each                         (9)      Sole Dispositive Power                                        8,417,569(3)
      Reporting                    -----------------------------------------------------------------------------------
      Person With                  (10)     Shared Dispositive Power                                              0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                        8,417,569(3)

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                        [ ]

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(13)  Percent of Class Represented by Amount in Row (11)                                                      42.3%(4)

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(14)  Type of Reporting Person (See Instructions)                                                                PN

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

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         (3) As exercised through its sole general partner, GFW III, L.L.C.

         (4) Based on the 16,373,629 shares of Common Stock outstanding as of October 28, 1998 (as reported in the Issuer's Registration Statement on Form S-4, as amended, filed with the Securities and Exchange Commission) plus the 3,521,841 shares issuable upon exercise of the Vista Warrants described herein.



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CUSIP NO. 928350 10 7                SCHEDULE 13D


----------------------------------------------------------------------------------------------------------------------
(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            GFW III, L.L.C.

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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                    (a) [ ]
                                                                                                             (b) [ ]

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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                                                            OO (SEE ITEM 3)

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                        [ ]

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(6)   Citizenship or Place of Organization   GFW III, L.L.C. IS A LIMITED LIABILITY COMPANY FORMED
                                             UNDER THE LAWS OF THE STATE OF DELAWARE

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      Number of                    (7)      Sole Voting Power                                             8,417,569
      Shares Bene-                 -----------------------------------------------------------------------------------
      ficially                     (8)      Shared Voting Power                                                   0
      Owned by                     -----------------------------------------------------------------------------------
      Each                         (9)      Sole Dispositive Power                                        8,417,569
      Reporting                    -----------------------------------------------------------------------------------
      Person With                  (10)     Shared Dispositive Power                                              0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                        8,417,569

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                       [ ]

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(13)  Percent of Class Represented by Amount in Row (11)                                                     42.3%(5)

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(14)  Type of Reporting Person (See Instructions)                                                                PN

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

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         (5) Based on the 16,373,629 shares of Common Stock outstanding as of
         October 28, 1998 (as reported in the Issuer's Registration Statement on Form S-4, as amended, filed with the Securities and Exchange Commission) plus the 3,521,841 shares issuable upon exercise of the Vista Warrants described herein.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Vista Energy Resources, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 550 West Texas Avenue, Suite 700, Midland, Texas 79701.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) Natural Gas Partners III, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The Partnership's principal business address and office is 777 Main Street, Suite 2250, Fort Worth, Texas 76102. The principal business of the Partnership is investment in the North American oil and gas industry.

         Rainwater Energy Investors, L.P. ("REI") is a limited partnership organized under the laws of the State of Delaware which serves as the sole general partner of the Partnership. REI's principal business address and business office is 777 Main Street, Suite 2250, Fort Worth, Texas 76102. The principal business of REI is acting as the general partner of the Partnership.

         GFW III, L.L.C. ("GFW III") is a limited liability company organized under the laws of the State of Delaware which serves as the sole general partner of REI. GFW III's principal business address and business office is 777 Main Street, Suite 2250, Fort Worth, Texas 76102. The principal business of GFW III, L.L.C. is acting as the general partner of REI.

         (d) None of the entities identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Partnership and certain co-investors formerly owned limited partnership interests (the "Vista Partnership Interests") in Vista Resources Partners, L.P., a Texas limited partnership ("VRLP") and shares of common stock (the "GP Common Stock") in Vista Resources I, Inc., a Texas corporation ("VRI"), which was the sole general partner of VRLP. The Issuer was formed in connection with the strategic combination of VRLP and Midland Resources, Inc., a Texas corporation ("Midland"). Pursuant to the Vista Exchange Agreement dated June 15, 1998 among the Issuer and the holders of the Vista Partnership Interests and the GP Common Stock (the "Exchange Agreement"), at the effective time of the merger of the Issuer's subsidiary into

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Midland on October 28, 1998, the 36,156 shares of GP Common Stock and 2,986,993
Vista Partnership Interests owned by the Partnership were exchanged for 4,895,728 shares of Common Stock and warrants to purchase an additional 3,521,841 shares of Common Stock (the "Vista Warrants"). The Vista Warrants may be exercised at any time prior to their expiration on November 1, 2002, to purchase shares of Common Stock at an exercise price of $4 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Partnership acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions, and other factors that each may deem significant to its respective investment decisions, the Partnership, REI and GFW III may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them may hereafter acquire; provided, that such purchases and sales are otherwise made in compliance with the Articles of Incorporation and bylaws of the Issuer, if applicable, and any credit agreements and indentures to which the Issuer is a party. Except as set forth in this Item 4, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Partnership. The Partnership is the beneficial owner of 8,417,569 shares of Common Stock. Based on the number of shares of Common Stock issued and outstanding as of October 28, 1998, as contained in the Issuer's most recently available filing with the Securities and Exchange Commission, the Partnership is the beneficial owner of approximately 42.3% of the outstanding shares of Common Stock.

         REI. Rainwater Energy Investors, L.P. may, as the sole general partner of the Partnership, be deemed to be the beneficial owner of all 8,417,569 shares of Common Stock beneficially owned by the Partnership which constitute approximately 42.3% of the outstanding shares of Common Stock.

         GFW III. GFW III may, as the sole general partner of REI, be deemed to be the beneficial owner of all 8,417,569 shares of Common Stock beneficially owned by the Partnership which constitute approximately 42.3% of the outstanding shares of Common Stock.

         (b) The Partnership. Through REI, its general partner, the Partnership has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 8,417,569 shares of Common Stock.

         REI. As the sole general partner of the Partnership, REI has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 8,417,569 shares of Common Stock.

         GFW III. As the sole general partner of REI, GFW III has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 8,417,569 shares of Common Stock.

         (c) Except as otherwise described herein or in any exhibit filed herewith, none of the persons named in response to paragraph (a) above has effected any transactions in shares of Common Stock during the past 60 days.

         (d) No person other than the Partnership, REI and GFW III. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

         (e) It is inapplicable for the purposes herein to state the date on which the Partnership, REI and GFW III ceased to be the owners of more than 5% of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         The Partnership and the other former owners of Vista Partnership Interests and GP Common Stock entered into a Registration Rights Agreement with the Issuer, dated October 28, 1998 pertaining to the resale of shares of Common Stock owned by such security holders (defined therein as "Registrable Shares"). Pursuant to the Registration Rights Agreement, the holders of more than 50% of the total Registrable Shares outstanding may, at any time after October 28, 1999, require the Issuer to effect the registration of Registrable Shares on no more than two occasions by means of a "shelf" registration statement for an offering to be made on a continuous basis under the Securities Act of 1933, as amended, subject to certain limitations. In addition, the Registration Rights Agreement allows the holders of Registrable Shares to include such shares in certain registrations initiated by the Issuer.

         The form of the Registration Rights Agreement was previously filed with the Securities and Exchange Commission as Exhibit 4.2 to the Issuer's Registration Statement on Form S-4 (Registration No. 333-58495), as filed on July 2, 1998, and is incorporated as an exhibit hereto by reference.

         Except as described herein or in any exhibit filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships between the Partnership, REI and GFW III or between such entities and any other person or entity with respect to the shares of Common Stock deemed to be beneficially owned by the Partnership, REI and GFW III.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


10.1              -        Form of Registration Rights Agreement by and among Vista Energy Resources, Inc. and certain security holders of Vista Resources I, Inc. and Vista Resources Partners,
                           L.P., filed with the Securities and Exchange

                           Commission as Exhibit 4.2 to the Issuer's Registration Statement on Form S-4
                           (Registration No. 333-58495), as filed on July 2, 1998, and incorporated as an exhibit hereto by reference.

99.1              -        Agreement made pursuant to Rule 13d-1(f)(1)(iii).



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 6, 1998         NATURAL GAS PARTNERS III, L.P.
                               By: Rainwater Energy Investors, L.P., its Sole
                               General Partner
                               By: GFW III, L.L.C., its Sole General Partner


                               By:     /s/ Kenneth A. Hersh
                                    ------------------------------------------
                               Kenneth A. Hersh, Authorized Member



Date: November 6, 1998         Rainwater Energy Investors, L.P.
                               By: GFW III, L.L.C., its Sole General Partner


                               By:     /s/ Kenneth A. Hersh
                                    ------------------------------------------
                               Kenneth A. Hersh, Authorized Member



Date: November 6, 1998         GFW III, L.L.C.


                               By:     /s/ Kenneth A. Hersh
                                    ------------------------------------------
                               Kenneth A. Hersh, Authorized Member

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                                  EXHIBIT INDEX

EXHIBIT NUMBER

10.1              -        Form of Registration Rights Agreement by and among Vista Energy Resources, Inc. and certain security holders of Vista Resources I, Inc. and Vista Resources Partners,
                           L.P., filed with the Securities and Exchange Commission as Exhibit 4.2 to the Issuer's
                           Registration Statement on Form S-4 (Registration No. 333-58495), as filed on July 2,
                           1998, and incorporated as an exhibit hereto by reference.

99.1              -        Agreement made pursuant to Rule 13d-1(f)(1)(iii).